January 24, 2012

Christian Windsor, Special Counsel

Securities and Exchange Commission

Washington, DC 20549

RE:	File No. 001-16413 First Century Bancorp – Comment Letter dated January 19, 2012

Dear Mr. Windsor:

As previously discussed with SEC Staff, First Century Bancorp will respond to the referenced comment letter on or before February 19, 2012. We appreciate you extending the time for our response.

If you need to contact me, I can be reached at 770-280-0857. Thank you.

Sincerely,

/s/ Denise Smyth

Denise Smyth

Chief Financial Officer